Exhibit 99.22
130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

October 19, 2010	No. 10-21

Avalon Strengthens Technical Team to Advance
Nechalacho REE Deposit to Production

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) continues to strengthen its technical expertise with new appointments to its Technical Advisory Committee and Operations team. These additions will assist the Company in advancing its Nechalacho rare earth element (“REE”) deposit, Thor Lake, NWT through to production.

Harry Burgess, P.Eng., Technical Advisor

Mr. Harry Burgess, P.Eng. has been appointed to the Company’s Technical Advisory Committee joining Mr. Paul Schmidt, P.Eng and Mr. Denis Kemp, P.Eng. Mr. Burgess brings extensive mine engineering and operations experience, ensuring that all development aspects of the Thor Lake Project are accounted for and considered. He is a mining engineer, a founder, and currently a Vice President of Micon International Limited, mineral industry consultants.  Mr. Burgess has been engaged in consulting since 1980, when he joined the staff of David. S. Robertson & Associates. Prior to that, he gained technical and production experience in senior positions in Zambia and South Africa.

Brian Delaney, P. Eng., Senior Project Manager

Mr. Brian Delaney, P.Eng, has been appointed as Senior Project Manager with primary responsibility of overseeing the development and completion of the Bankable Feasibility Study (“BFS”) for the Nechalacho REE deposit. In this role, Mr. Delaney will focus on engineering design, scheduling, mine planning, cost tracking, technical report generation, engineering and construction contract negotiations, and will oversee the activities of contractors and vendors involved in the project. Upon completion of the BFS and Project Financing, Mr Delaney’s role is envisioned to transition into managing the day to day activities of the Thor Lake Project construction.  Mr. Delaney will be based out of Avalon’s Delta, BC operations office.

Mr. Delaney holds a B.Sc. Honours in Mine Engineering from Queen's University at Kingston and is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador.  He has over 20 years experience in all facets of underground mining and has held a number of supervisory and leadership positions culminating in the role of General Mine Manager.  Mr. Delaney’s broad range of engineering and operational experience will be valuable for advancing the Nechalacho deposit into a production state that will meet Avalon’s targeted goals.

Dezhi Qi, P.Eng. Process Engineer

Mr Dezhi Qi, P.Eng, has been appointed as Process Engineer, with initial responsibility for overseeing all metallurgical functions relating to Avalon’s bench-scale and pilot plants for the hydrometallurgical and rare earth separation facilities.  He will also provide engineering and planning support for incorporation into Avalon’s BFS and will interact with, monitor and provide oversight to various labs, contractors and outside vendors as appropriate for the Nechalacho REE deposit. Mr. Qi will be based out of Avalon’s Toronto, ON, corporate office in close proximity to Avalon’s contract metallurgical test facilities.

Mr. Qi has over 18 years experience in metallurgical and chemical engineering including the extraction and separation of rare earth metals.  He graduated with a B.Sc. Honours in Metallurgical Engineering from University of Science and Technology in Beijing and later with a Master of Science in Chemistry.  He has held positions of increasing responsibility for a diverse range of companies including, Shougang Technology Center, AREVA Resources, SGS Lakefield Research Limited and Unimin Canada Limited.  He has experience in a wide variety of commodities and mining methods. He is familiar with rare earth metals, zirconium, niobium and tantalum metallurgical processing to design, manage and optimize operational functions.

Don Bubar, President of Avalon, said, "The addition of a seasoned Mining Engineer to our technical advisory committee along with experienced engineering and operations staff continues to demonstrate Avalon's commitment to maximizing shareholder value by advancing our Thor Lake project to production and becoming a major supplier of rare metals products to the global market. We look forward to having Brian and Dezhi on our team and to continue building on the excellent progress we’ve achieved to date on the project under the leadership of Avalon's VP, Operations, David Swisher and VP, Exploration, Bill Mercer. "

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 92,269,320. Cash Resources: $43 million

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.